UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TARRANT APPAREL GROUP

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

876289 10 9

(CUSIP Number)

GERARD GUEZ

9000 SUNSET BOULEVARD, PENTHOUSE

LOS ANGELES, CALIFORNIA 90069

(323) 881-0335

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a Copy To:

John McIlvery, Esq.

Stubbs Alderton & Markiles, LLP

15260 Ventura Boulevard, 20th Floor

Sherman Oaks, California 91403

June 26, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876289 10 9	13D	Page 2 of 13 Pages

1	Name Of Reporting Person Gerard Guez
2	Check the Appropriate Box if a Member of a Group (see Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Source Of Funds (see Instructions) PF, SC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,000,000 (1)
	8	Shared Voting Power 12,679,083 (See Responses to Items 4 and 5)
	9	Sole Dispositive Power 2,000,000 (1)
	10	Shared Dispositive Power 12,679,083 (See Responses to Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,679,083 (See Responses to Items 4 and 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 45.1% (See Responses to Items 4 and 5)
14	TYPE OF REPORTING PERSON (see Instructions) IN

(1)	Consists of 2,000,000 shares which may be acquired by Mr. Guez upon exercise of stock options.

CUSIP No. 876289 10 9	13D	Page 3 of 13 Pages

1	Name Of Reporting Person Todd Kay
2	Check the Appropriate Box if a Member of a Group (see Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Source Of Funds (see Instructions) PF, SC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,000,000 (1)
	8	Shared Voting Power 12,679,083 (See Responses to Items 4 and 5)
	9	Sole Dispositive Power 2,000,000 (1)
	10	Shared Dispositive Power 12,679,083 (See Responses to Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,679,083 (See Responses to Items 4 and 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 45.1% (See Responses to Items 4 and 5)
14	TYPE OF REPORTING PERSON (see Instructions) IN

(1)	Consists of 2,000,000 shares which may be acquired by Mr. Kay upon exercise of stock options.

CUSIP No. 876289 10 9	13D	Page 4 of 13 Pages

1	Name Of Reporting Person Kay Living Trust
2	Check the Appropriate Box if a Member of a Group (see Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Source Of Funds (see Instructions) OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 12,679,083 (See Responses to Items 4 and 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,679,083 (See Responses to Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,679,083 (See Responses to Items 4 and 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 41.5% (See Responses to Items 4 and 5)
14	TYPE OF REPORTING PERSON (see Instructions) OO

CUSIP No. 876289 10 9	13D	Page 5 of 13 Pages

1	Name Of Reporting Person Sunrise Acquisition Company, LLC
2	Check the Appropriate Box if a Member of a Group (see Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Source Of Funds (see Instructions) OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 12,679,083 (See Responses to Items 4 and 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,679,083 (See Responses to Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,679,083 (See Responses to Items 4 and 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 41.5% (See Responses to Items 4 and 5)
14	TYPE OF REPORTING PERSON (see Instructions) HC

CUSIP No. 876289 10 9	13D	Page 6 of 13 Pages

1	Name Of Reporting Person Sunrise Merger Company
2	Check the Appropriate Box if a Member of a Group (see Instructions)	(a) ☑ (b) ☐
3	SEC Use Only
4	Source Of Funds (see Instructions) OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 12,679,083 (See Responses to Items 4 and 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,679,083 (See Responses to Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,679,083 (See Responses to Items 4 and 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 41.5% (See Responses to Items 4 and 5)
14	TYPE OF REPORTING PERSON (see Instructions) CO

Schedule 13D/A	Page 7 of 13 Pages
Tarrant Apparel Group

This Schedule 13D Amendment No. 3 (this “Schedule 13D/A”) amends the Schedule 13D of Gerard Guez (“Guez”) and Todd Kay (“Kay”), as filed with the SEC on April 28, 2008, the Schedule 13D Amendment No. 1 of Guez, Kay, Sunrise Acquisition Company, LLC, a California limited liability company (“Parent”), and Sunrise Merger Company, a California corporation (“Merger Sub”), as filed with the SEC on February 26, 2009, and the Schedule 13D Amendment No. 2 of Guez, Kay, Parent, Merger Sub, and Todd Kay and Kimberly Smith Kay Trustees Kay Living Trust (the “Trust”), as filed with the SEC on May 15, 2009.

This Schedule 13D/A relates to the common stock, no par value (the “Common Stock”), of Tarrant Apparel Group, a California corporation (the “Company”), which has its principal executive offices at 801 South Figueroa Street, Suite 2500, Los Angeles, California 90017.

Item 4.     Purpose of Transaction.

Item 4 is hereby supplemented and amended in its entirety by replacing the text thereof with the following:

On April 25, 2008, Guez and Kay submitted a non-binding proposal (the “Proposal”) for a going-private transaction to the Company’s Board of Directors (the “Board of Directors”). A copy of the Proposal is filed herewith as Exhibit 7.02 and incorporated in this Item 4 by reference. On April 25, 2008, the Board of Directors formed a special committee of independent directors (the “Special Committee”) to consider the terms and conditions of the Proposal and to recommend to the Board of Directors whether to approve the Proposal. In connection with the Proposal, on April 28, 2008, the Company issued a press release. The text of the press release is filed herewith as Exhibit 7.03 and incorporated in this Item 4 by reference.

On February 26, 2009, the Company entered into that certain Agreement and Plan of Merger, dated as of February 26, 2009 (the “Original Merger Agreement”), with Parent, Merger Sub, Guez and Kay. A copy of the Original Merger Agreement is filed herewith as Exhibit 7.11 and incorporated in this Item 4 by reference. On February 26, 2009, the Company issued a press release announcing the Original Merger Agreement. The text of the press release is filed herewith as Exhibit 7.14 and incorporated in this Item 4 by reference.

On June 26, 2009, the Company entered into Amendment No. 1 to Agreement and Plan of Merger, dated as of June 26, 2009 (the “Amendment No. 1”), with Parent, Merger Sub, Guez and Kay. A copy of Amendment No. 1 is filed herewith as Exhibit 7.15 and incorporated in this Item 4 by reference. The parties entered into Amendment No. 1 solely to amend Section 6.1(b) of the Original Merger Agreement to extend from June 30, 2009 to September 30, 2009 the date following which either the Company or Parent may terminate the agreement if the merger has not been completed. The Original Merger Agreement, as amended by Amendment No. 1, is referred to herein as the “Merger Agreement”.

Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Company, with the Company as the surviving corporation of the merger (the “Merger”). In the Merger, each share of common stock of the Company (including the associated preferred stock purchase rights), other than those held by the Company, any subsidiary of the Company, Parent, or Merger Sub, and other than those shares with respect to which dissenters rights are properly exercised, will be cancelled and converted into the right to receive $0.85 per share in cash (the “Merger Consideration”). All of the Company’s options to purchase shares of common stock outstanding as of immediately prior to the effective time of the Merger, whether vested or unvested, will be canceled in the Merger, and each holder of a stock option that has a per share exercise price that is less than $0.85 will be entitled to receive an

Schedule 13D/A	Page 8 of 13 Pages
Tarrant Apparel Group

amount in cash equal to the product of (A) the number of shares of common stock as to which the stock options that are cancelled could be exercised (assuming full vesting), multiplied by (B)(i) $0.85 less (ii) the per share exercise price of such stock options. Any stock option that is outstanding immediately prior to the effective time of the Merger and that has a per share exercise price equal to or greater than $0.85, will be cancelled in the Merger without any payment or continuing liability of the Company or the surviving corporation in respect to such option. Each warrant issued and outstanding at the effective time of the Merger, and which does not terminate in accordance with its terms as a consequence of the Merger, will be canceled and automatically converted into the right to receive cash, if any, without interest, in an amount determined in accordance with the terms of the applicable warrant agreement.

The consummation of the Merger and the obligations of the parties to the Merger Agreement remain subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including approval of the Merger by existing shareholders of the Company and other customary closing conditions.

The description of the Merger Agreement set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

Concurrently with the execution of the Original Merger Agreement, Guez, Kay and the Kay Living Trust entered into an Equity Rollover Agreement (the “Equity Rollover Agreement”) with Parent pursuant to which, among other things, they agreed to contribute, immediately before but substantially contemporaneously with the effective time of the Merger, all of their respective shares of the Company’s common stock owned by them to Parent, in the aggregate amount of 12,679,083 shares of the Company’s common stock, in exchange for membership interests of Parent. A copy of the Equity Rollover Agreement is filed herewith as Exhibit 7.12 and incorporated in this Item 4 by reference. Each of Guez, Kay and the Kay Living Trust’s obligations under the Equity Rollover Agreement are contingent upon: (i) satisfaction or waiver by Parent of the mutual conditions to the closing of the Merger and satisfaction or valid waiver of the conditions to the obligations of Parent and Merger Sub under the Merger Agreement; (ii) the terms of the Equity Rollover Agreement; and (iii) the filing of the agreement of merger with the California Secretary of State.

The description of the Equity Rollover Agreement set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Rollover Agreement.

Also, concurrently with the execution of the Original Merger Agreement, Guez and Kay entered into a Limited Joint and Several Guarantee (the “Guarantee”) in favor of the Company pursuant to which they have jointly and severally agreed to guarantee to the Company the performance and discharge of all payment obligations of the Parent and the Merger Sub (the “Obligations”) under the Merger Agreement and certain related costs and expenses as described in the following sentence, subject, in the case of Kay, to a maximum liability of $5,000,000 plus any costs or expenses incurred to enforce Kay’s obligations under the Guarantee. A copy of the Guarantee is filed herewith as Exhibit 7.13 and incorporated in this Item 4 by reference. The Obligations guaranteed pursuant to the Guarantee include: (i) payment of the aggregate Merger Consideration and all payments with respect to any “in the money” options and warrants under the Merger Agreement; (ii) payment of $500,000 plus all expenses incurred by the Company in connection with the Merger (the “Business Interruption Fee”) to the extent such amounts become payable to the Company in connection with a termination of the Merger Agreement; (iii) any payment obligation of the Parent or Merger Sub resulting from or arising out of the breach or non-performance of any representation, warranty or covenant of the Reporting Persons; and (iv) any costs of enforcement or collection of the Merger Agreement, the Obligations or the Guarantee (including reasonable attorneys fees and costs) that are incurred by or on behalf of the Company.

Schedule 13D/A	Page 9 of 13 Pages
Tarrant Apparel Group

The Guarantee provides for enforcement by the Special Committee. The Guarantee will terminate upon the occurrence of certain events, all as provided in the Guarantee. The description of the Guarantee set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Guarantee.

The Reporting Persons beneficially own approximately 48.3% of the total outstanding votes of the Common Stock entitled to vote on the Merger as a single class (including in such percentage calculation 4,000,000 shares that may be acquired upon the exercise of stock options at a weighted average exercise price of $4.58 per share), and intend to vote for the Merger and will not agree to any other transaction involving their stake in the Company.

Following the consummation of the Merger, the Company will be a wholly-owned subsidiary of Parent and its shares of Common Stock will be delisted from The Nasdaq Global Market and will become eligible for deregistration under Section 12(g)(4) of the Act. Pursuant to the terms of the Merger Agreement, the board of directors of Merger Sub at the effective time of the Merger will become the board of directors of the Company and the officers of the Company will continue as its officers. Also at the effective time of the Merger, the articles of incorporation and bylaws of the Company will be amended and restated as provided in the Merger Agreement.

The foregoing is intended for informational purposes only and is not a solicitation of proxies in connection with the Merger. Solicitation of proxies to approve the Merger will be made only pursuant to a proxy statement and related materials. Shareholders should read the Company’s proxy statement and other relevant documents regarding the Merger filed with the SEC when they become available because they will contain important information relevant to the decision to approve the Merger. Shareholders will be able to receive these documents (when they become available), as well as other documents filed by the Reporting Persons with respect to the Merger, free of charge at the SEC’s web site, www.sec.gov.

Other than the transactions contemplated by the Merger Agreement, the Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, if the Merger is not consummated for any reason, the Reporting Persons intend to review continuously the Company’s business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase their ownership of Common Stock, approve an extraordinary corporate transaction with regard to the Company or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D, except that the Reporting Persons currently have no intention of selling any shares of Common Stock.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Agreement, the Equity Rollover Agreement and the Guarantee, each of which is incorporated herein by reference.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented and amended to included the revised disclosure set forth under Item 4 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

Schedule 13D/A	Page 10 of 13 Pages
Tarrant Apparel Group

Item 7.    Material to be Filed as Exhibits.

Item 7 is hereby supplemented and amended in its entirety by replacing the text thereof with the following:

Exhibit 7.01	Joint Filing Agreement, dated May 15, 2009, by and among Gerard Guez, Todd Kay, Todd Kay and Kimberly Smith Kay Trustees Kay Living Trust, Sunrise Acquisition Company, LLC and Sunrise Merger Company.*

Exhibit 7.02	Proposal Letter dated April 25, 2008.*

Exhibit 7.03	Press Release dated April 28, 2008.*

Exhibit 7.04	Co-Sale Letter Agreement, made and entered into as of June 16, 2006, among Gerald Guez, Todd Kay, Orpheus Holdings, LLC, North American Company for Life and Health Insurance and Midland National Life Insurance Company.*

Exhibit 7.05	Intentionally Omitted.

Exhibit 7.06	Non-Qualified Stock Option Agreement, dated May 15, 2002, between the Company and Gerard Guez.*

Exhibit 7.07	Non-Qualified Stock Option Agreement, dated May 28, 2003, between the Company and Gerard Guez.*

Exhibit 7.08	Intentionally Omitted.

Exhibit 7.09	Non-Qualified Stock Option Agreement, dated May 15, 2002, between the Company and Todd Kay.*

Exhibit 7.10	Non-Qualified Stock Option Agreement, dated May 28, 2003, between the Company and Todd Kay.*

Exhibit 7.11	Agreement and Plan of Merger, dated February 26, 2009, by and among the Company, Sunrise Acquisition Company, LLC, Sunrise Merger Company, Gerard Guez and Todd Kay (incorporated by reference to Exhibit 2.1 filed with the Company’s Current Report on Form 8-K on February 27, 2009).*

Exhibit 7.12	Equity Rollover Agreement, dated February 26, 2009, by and among Sunrise Acquisition Company, Gerard Guez, Todd Kay and Todd Kay and Kimberly Smith Kay Trustees Kay Living Trust (incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on February 27, 2009).*

Exhibit 7.13	Limited Joint and Several Guarantee, dated February 26, 2009, by Gerard Guez and Todd Kay in favor of the Company (incorporated by reference to Exhibit 10.2 filed with the Company’s Current Report on Form 8-K on February 27, 2009).*

Exhibit 7.14	Press Release dated February 26, 2009 (incorporated by reference to Exhibit 99.1 filed with the Company’s Current Report on Form 8-K on February 27, 2009).*

Schedule 13D/A	Page 11 of 13 Pages
Tarrant Apparel Group

Exhibit 7.15	Amendment No. 1 to Agreement and Plan of Merger, dated as of June 26, 2009, by and among the Company, Sunrise Acquisition Company, LLC, Sunrise Merger Company, Gerard Guez and Todd Kay (incorporated by reference to Exhibit 2.1 filed with the Company’s Current Report on Form 8-K on June 29, 2009).

*	Previously filed.

Schedule 13D/A	Page 12 of 13 Pages
Tarrant Apparel Group

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: June 29, 2009	/s/ Gerard Guez
Gerard Guez

/s/ Todd Kay
Todd Kay

Todd Kay and Kimberly Smith Kay Trustees Kay Living Trust

	By:	/s/ Todd Kay
Todd Kay,
	Its:	Trustee

Sunrise Acquisition Company, LLC

	By:	/s/ Gerard Guez
Gerard Guez
	Its:	Co-Manager

	By:	/s/ Todd Kay
Todd Kay
	Its:	Co-Manager

Sunrise Merger Company

	By:	/s/ Gerard Guez
Gerard Guez
	Its:	President

Schedule 13D/A	Page 13 of 13 Pages
Tarrant Apparel Group

EXHIBIT INDEX

Exhibit 7.01	Joint Filing Agreement, dated May 15, 2009, by and among Gerard Guez, Todd Kay, Todd Kay and Kimberly Smith Kay Trustees Kay Living Trust, Sunrise Acquisition Company, LLC and Sunrise Merger Company.*

Exhibit 7.02	Proposal Letter dated April 25, 2008.*

Exhibit 7.03	Press Release dated April 28, 2008.*

Exhibit 7.04	Co-Sale Letter Agreement, made and entered into as of June 16, 2006, among Gerald Guez, Todd Kay, Orpheus Holdings, LLC, North American Company for Life and Health Insurance and Midland National Life Insurance Company.*

Exhibit 7.05	Intentionally Omitted.

Exhibit 7.06	Non-Qualified Stock Option Agreement, dated May 15, 2002, between the Company and Gerard Guez.*

Exhibit 7.07	Non-Qualified Stock Option Agreement, dated May 28, 2003, between the Company and Gerard Guez.*

Exhibit 7.08	Intentionally Omitted.

Exhibit 7.09	Non-Qualified Stock Option Agreement, dated May 15, 2002, between the Company and Todd Kay.*

Exhibit 7.10	Non-Qualified Stock Option Agreement, dated May 28, 2003, between the Company and Todd Kay.*

Exhibit 7.11	Agreement and Plan of Merger, dated February 26, 2009, by and among the Company, Sunrise Acquisition Company, LLC, Sunrise Merger Company, Gerard Guez and Todd Kay (incorporated by reference to Exhibit 2.1 filed with the Company’s Current Report on Form 8-K on February 27, 2009).*

Exhibit 7.12	Equity Rollover Agreement, dated February 26, 2009, by and among Sunrise Acquisition Company, Gerard Guez, Todd Kay and Todd Kay and Kimberly Smith Kay Trustees Kay Living Trust (incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on February 27, 2009).*

Exhibit 7.13	Limited Joint and Several Guarantee, dated February 26, 2009, by Gerard Guez and Todd Kay in favor of the Company (incorporated by reference to Exhibit 10.2 filed with the Company’s Current Report on Form 8-K on February 27, 2009).*

Exhibit 7.14	Press Release dated February 26, 2009 (incorporated by reference to Exhibit 99.1 filed with the Company’s Current Report on Form 8-K on February 27, 2009).*

Exhibit 7.15	Amendment No. 1 to Agreement and Plan of Merger, dated as of June 26, 2009, by and among the Company, Sunrise Acquisition Company, LLC, Sunrise Merger Company, Gerard Guez and Todd Kay (incorporated by reference to Exhibit 2.1 filed with the Company’s Current Report on Form 8-K on June 29, 2009).

*	Previously filed.